SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7721 , FAX : 727-7360

02055437

October 8, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Very truly yours,

dlw 10/30

Daniel Kim
Associate
Investor Relations

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 10 2002
WASH. D.C.
155

Additional Investment in EDS Equipment

1. Details

☐ The Company will invest in EDS testers and other needed test equipment.

☐ The investment is expected to total KRW 86.5 Bn.

☐ The new EDS testers and other equipment will be installed and begin operating before the end of Q3 of 2002.

2. Investment Purpose and Effect

☐ As more memory production lines and their processes are being upgraded, SEC will need to enhance its testing capabilities by investing in EDS testers.